FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of May 12, 2026

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F __

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris Press Release announcing Shareholders approve all resolutions on the agendas of Tenaris’s Annual General Meeting and Extraordinary General Meeting of Shareholders,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2026

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Shareholders approve all resolutions on the agendas of Tenaris’s Annual General Meeting and Extraordinary General Meeting of Shareholders

Luxembourg, May 12, 2026 - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) announced that its annual general meeting of shareholders and extraordinary general meeting of shareholders, both held on May 12, 2026, approved all resolutions on their agendas.

Among other resolutions adopted at the annual general meeting, shareholders acknowledged the Company’s consolidated annual management report for the year ended 31st December 2025, which includes the following information and certifications required by applicable law: (i) consolidated financial and non-financial information (or sustainability statement) for the year ended 31st December 2025; (ii) related management certifications on the Company's consolidated financial statements as of and for the year ended 31st December 2025, and on the annual accounts as at 31st December 2025; and (iii) external auditors' reports on such consolidated financial statements, annual accounts and non-financial information (or sustainability statement). The annual meeting also approved the consolidated financial statements as of and for the year ended December 31, 2025, and the annual accounts as at December 31, 2025.

The shareholders approved an annual dividend of US$0.89 per share (or US$1.78 per ADS), which represents an aggregate sum of approximately US$0.9 billion, and which includes the interim dividend of US$0.29 per share (US$0.58 per ADS), or approximately US$0.3 billion, paid in November 2025. Tenaris will pay the balance of the annual dividend in the amount of US$0.60 per share entitled to dividends (or US$1.20 per ADS), in U.S. dollars, which represents approximately US$0.6 billion, on May 20th, 2026; with a record date of May 19th, 2026, and an ex-dividend date of May 18th, 2026 for securities listed in Europe and Mexico and an ex-dividend of May 19th, 2026 for securities listed in the United States.

The annual meeting resolved to reduce the number of directors to ten and to re-appoint Mr. Simon Ayat, Mr. Roberto Bonatti, Mr. Germán Curá, Ms. Molly Montgomery, Ms. Maria Novales-Flamarique, Mr. Gianfelice Mario Rocca, Mr. Paolo Rocca, Mr. Jaime Serra Puche, Ms. Monica Tiuba and Mr. Guillermo Vogel to the board of directors. All board members will hold office until the meeting that will be convened to decide on the 2026 annual accounts. In a subsequent meeting, the board of directors re-elected Mr. Paolo Rocca as chairman, Mr. Vogel and Mr. Curá as vice-chairmen, and Mr. Ayat, Mr. Serra Puche and Ms. Tiuba as audit committee members, with Ms. Tiuba continuing to serve as the committee’s chair. All members of the audit committee qualify as independent directors for purposes of the U.S. Securities Exchange Act Rule 10A-3(b)(1) and under the Company’s articles of association. The board of directors also confirmed Mr. Gabriel Podskubka as Chief Executive Officer.

In addition, the annual general meeting approved the compensation payable to the members of the Board for the year ending December 31, 2026, and the Compensation Report for the year 2025. The shareholders appointed Forvis Mazars, Cabinet de révision agreé, as the Company’s statutory auditor for the fiscal year ending December 31, 2026, and approved their corresponding fees for audit and audit-related services.

Finally, the annual meeting renewed the authorization to purchase, acquire or receive, from time to time, Company shares, including shares represented by ADRs, on such terms and conditions as may be approved by the board of directors within the limit of the shareholders’ authorization.

The extraordinary general meeting of shareholders, held immediately after the annual general meeting, resolved to approve the cancellation of 62,355,174 ordinary shares held in treasury by the Company acquired throughout the third share buyback program, which ran from 9th June 2025 to 3rd March 2026, and resolved to approve the corresponding reduction of the issued share capital. As a result, effective May 12, 2026, the share capital of the Company is reduced from US$1,071,994,930 (represented by 1,071,994,930 shares with a par value of US$1 per share) to US$1,009,639,756 (represented by 1,009,639,756 shares with a par value of US$1 per share). The extraordinary meeting also approved the corresponding amendment to article 5 of the articles of association to reflect the adopted resolutions.

Copies of the minutes of the annual general meeting and extraordinary general meeting of shareholders, and a copy of the amended articles of association can be downloaded from Tenaris’s website at ir.tenaris.com/corporate-governance/annual-general-meeting.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.